Offer to Purchase for Cash

                                      Up to

                 5,000,000 Common Shares of Beneficial Interest

                                       of

             First Union Real Estate Equity and Mortgage Investments

                                       at

                               $2.30 Net Per Share

                                       by

                               FUR Investors, LLC

     THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK
      CITY TIME, ON MONDAY, DECEMBER 29, 2003 UNLESS THE OFFER IS EXTENDED.

      THIS OFFER IS BEING MADE UNDER A STOCK PURCHASE AGREEMENT DATED AS OF NOVEMBER 26, 2003 (THE "STOCK PURCHASE AGREEMENT") BETWEEN FIRST UNION REAL ESTATE EQUITY AND MORTGAGE INVESTMENTS, AN OHIO BUSINESS TRUST (THE "COMPANY"), AND FUR INVESTORS, LLC, A DELAWARE LIMITED LIABILITY COMPANY (THE "PURCHASER"). THE SHARES SOUGHT HEREUNDER REPRESENT APPROXIMATELY 19.2% OF THE SHARES CURRENTLY OUTSTANDING.

      PURSUANT TO THE STOCK PURCHASE AGREEMENT, FOLLOWING THE EXPIRATION OF THIS OFFER WE WILL PURCHASE FROM THE COMPANY, AT A PURCHASE PRICE OF $2.60 PER SHARE, BETWEEN 5,000,0000 AND 5,185,724 NEWLY ISSUED SHARES OF THE COMPANY, DEPENDING UPON THE NUMBER OF SHARES PURCHASED IN THE OFFER. IF THIS OFFER IS FULLY SUBSCRIBED, FOLLOWING THIS OFFER AND OUR PURCHASE OF SHARES FROM THE COMPANY, WE WILL OWN 10,000,000 SHARES, REPRESENTING 32.2% OF THE OUTSTANDING COMMON SHARES OF THE COMPANY.

      FOLLOWING THIS OFFER AND OUR PURCHASE OF SHARES FROM THE COMPANY, OUR AFFILIATE WILL BE RETAINED BY THE COMPANY TO MANAGE THE DAY TO DAY OPERATIONS OF THE COMPANY.

      THE OFFER IS SUBJECT TO THE TERMS AND CONDITIONS CONTAINED IN THIS OFFER TO PURCHASE. SEE SECTION 13 OF THIS OFFER TO PURCHASE. THE OFFER IS NOT CONDITIONED UPON THE RECEIPT OF FINANCING OR ANY MINIMUM NUMBER OF SHARES BEING TENDERED.

                                  -------------

      THE BOARD OF TRUSTEES OF THE COMPANY HAS APPROVED THE STOCK PURCHASE AGREEMENT BUT IS REMAINING NEUTRAL AND TAKING NO POSITION AS TO WHETHER SHAREHOLDERS SHOULD TENDER THEIR SHARES IN THE OFFER.

                                  -------------

                                    IMPORTANT

      Any shareholder desiring to tender all or any portion of that shareholder's shares should either (1) complete and sign the letter of transmittal, or a facsimile thereof, in accordance with the instructions to the letter of transmittal, have that shareholder's signature thereon guaranteed if so required, mail or deliver the letter of transmittal, or facsimile, or, in the case of a book-entry transfer, an agent's message (as defined therein), and any other required documents to the depositary and either deliver the certificates for those shares to the depositary along with the letter of transmittal, or facsimile, or deliver those shares in accordance with the procedure for book-entry transfer or (2) request that shareholder's broker, dealer, bank, trust company or other shareholder nominee effect the transaction for that shareholder. A shareholder having shares registered in the name of a broker, dealer, bank, trust company or other nominee must contact that person if that shareholder desires to tender those shares.

      If a shareholder desires to tender shares and that shareholder's certificates for shares are not immediately available or the procedure for book-entry transfer cannot be completed on a timely basis, or time will not permit all required documents to reach the depositary prior to the expiration date (as defined herein), that shareholder's tender may be effected by following the procedure for guaranteed delivery set forth in this Offer to Purchase.

      Questions and requests for assistance or for additional copies of this Offer to Purchase, the letter of transmittal and the notice of guaranteed delivery may be directed to MacKenzie Partners, Inc., information agent, at the address and telephone number set forth on the back cover of this Offer to Purchase.

December 1, 2003

                                    IMPORTANT

Any shareholder desiring to tender any or all of such shareholder's shares should, prior to December 29, 2003, either (i) mail, deliver or telecopy to National City Bank (the "depositary") at the address or facsimile number set forth below (a) a properly completed and duly executed Letter of Transmittal (a copy of which is enclosed with this Offer to Purchase, printed on cream paper), including any required signature guarantees, (b) the stock certificates representing the shares tendered and (c) any other documents required by the Letter of Transmittal, (ii) cause such shareholder's broker, dealer, commercial bank, trust company or custodian to tender applicable shares pursuant to the procedures for book-entry transfer or (iii) comply with the guaranteed delivery procedures.

                      Via U.S. Mail:        National City Bank
                                            Corporate Actions Processing Center
                                            P.O. Box 859208
                                            161 Bay State Drive
                                            Braintree, MA 02185-9208

              Via Overnight Courier:        National City Bank
                                            Corporate Actions Processing Center
                                            161 Bay State Drive
                                            Braintree, MA 02184

                           Via Hand:        c/o The Depository Trust Company
                                            Transfer Agent Drop Service
                                            55 Water Street
                                            Jeanette Park Entrance
                                            New York, NY 10041

                                                  or

                                            National City Bank
                                            Corporate Trust Operations
                                            3rd Floor--North Annex
                                            4100 West 150th Street
                                            Cleveland, OH 44135

                      Via Facsimile:        1-216-257-8508

Questions or requests for assistance or additional copies of this Offer to Purchase or the Letter of Transmittal may be directed to MacKenzie Partners, Inc., the information agent, at the address or facsimile number set forth below.

                                     [LOGO]
                                   MACKENZIE
                                 PARTNERS, INC.

                                105 Madison Ave.
                            New York, New York 10016
                           proxy@mackenziepartners.com
                          (212) 929-5500 (call collect)
                                       or
                            Toll-Free (800) 322-2885

                                TABLE OF CONTENTS

                                                                                        Page
                                                                                        ----
INTRODUCTION...............................................................................4

THE TENDER OFFER...........................................................................5

   Section 1    Terms of the Offer; Proration..............................................5
   Section 2.   Procedure for Tendering Shares.............................................6
   Section 3.   Withdrawal Rights..........................................................9
   Section 4.   Acceptance for Payment and Payment.........................................9
   Section 5.   Certain U.S. Federal Income Tax Consequences..............................10
   Section 6.   Price Range of the Shares.................................................11
   Section 7.   Effect of the Offer on the Market for the Shares..........................12
   Section 8.   Information Concerning First Union........................................12
   Section 9.   Information Concerning the Purchaser and Its Affiliates...................12
   Section 10.  Source and Amount of Funds................................................13
   Section 11.  Contacts and Transactions With First Union; Background of the Offer.......13
   Section 12.  Purpose of the Offer; Plans For First Union...............................20
   Section 13.  Conditions to the Offer...................................................20
   Section 14.  Legal Matters.............................................................21
   Section 15.  Fees and Expenses.........................................................21
   Section 16.  Miscellaneous.............................................................22

SCHEDULE I           INFORMATION REGARDING THE PURCHASER'S SOLE MANAGER
SCHEDULE II          FINANCIAL STATEMENT

                               SUMMARY TERM SHEET

      FUR Investors, LLC, referred to in this Offer to Purchase as the "Purchaser," "FUR Investors," "we" or "us," is offering to purchase up to 5,000,000 common shares of First Union Real Estate Equity and Mortgage Investments, referred to in this Offer to Purchase as "First Union," or the "Company", for $2.30 per share in cash. The following are some questions you, as a shareholder of First Union, may have and answers to those questions. We urge you to read the remainder of this Offer to Purchase and the accompanying letter of transmittal carefully, because the information in this summary is not complete and the remainder of this Offer to Purchase and the letter of transmittal contain additional important information.

Who Is Offering To Buy My Shares?

      FUR Investors is offering to purchase your shares . FUR Investors is a Delaware limited liability company that is not affiliated with First Union. See
Section 9 of this Offer to Purchase for additional information about us. We are offering to purchase your shares in accordance with a Stock Purchase Agreement that we entered into with First Union pursuant to which we are making a significant investment in First Union. Following this offer and our purchase of shares from the Company, our affiliate will be retained by the Company to manage the day to day operations of the Company and our manager, Michael L. Ashner, will become President and Chief Executive Officer of First Union. See Section 11 of this Offer to Purchase for more information regarding the terms of the Stock Purchase Agreement.

What Shares Are You Seeking in This Offer?

      We are offering to purchase up to 5,000,000 common shares of First Union. See Section 1 of this Offer to Purchase for the specific terms of our offer.

What Happens if Shareholders Tender More than You are Willing to Buy?

      If shareholders tender more than 5,000,000 shares, we will accept 5,000,000 shares for payment on a pro-rata basis (with adjustments to avoid purchases of fractional shares) based upon the number of shares validly tendered and not withdrawn by the expiration date by each shareholder. If we prorate, the shares which are not accepted for purchase will be returned to you. For more information regarding proration, see Section 1 of this Offer to Purchase.

If You Prorate, When Will I Know How Many Shares Will Actually Be Accepted For Tender and Payment?

      If proration of tendered shares is required, because of the difficulty of determining the precise number of shares to be purchased from each tendering shareholder, we do not expect to announce the final results of proration or pay for any shares until at least five New York Stock Exchange trading days after the expiration date. Preliminary results of proration will be announced by press release as promptly as practicable. You may obtain such preliminary information from the information agent at its telephone number set forth on the back cover of this Offer to Purchase.

How Much Are You Offering To Pay, What Is the Form of Payment and Will I Have To Pay Any Fees or Commissions?

      We are offering to pay $2.30 per share, net to you, in cash (subject to applicable withholding of United States federal, state and local taxes), less the per share amount of distributions, if any, declared and payable by First Union to common shareholders from and after the date of this offer until the expiration of the offer. If you are the record owner of your shares and you tender your shares to us in the offer, you will not have to pay brokerage fees or similar expenses. If you own your shares through a broker or other nominee and that person tenders your shares on your behalf, that person may charge you a fee for doing so. You should consult your broker or other nominee to determine whether any charges will apply.

Do You Have the Financial Resources To Make Payment?

      If 5,000,000 shares are purchased, our capital commitment will be $11,500,000 to purchase the shares purchased in the offer and an additional $13,000,000 to purchase newly issued shares from the Company following the offer. We have adequate funds available to us to pay tendering shareholders for shares tendered and to pay for the newly issued shares, and neither the offer nor the newly issued share purchase is conditioned on our obtaining any financing. However, we may choose to finance the purchase of the shares tendered. Our most recent financial statement is attached as Schedule II.

Why Are You Making This Offer?

      We are making the offer and acquiring additional shares from the Company in order to acquire a significant stake in the Company. Following the conclusion of the offer and our purchase of shares from the Company, our affiliate will be retained by the Company to manage the day to day operations of the Company. See
Section 11 of this Offer to Purchase for a description of the background of the offer and the advisory agreement under which our affiliate will be retained.

How Long Do I Have To Decide Whether To Tender in the Offer?

      You will have at least until 12:00 midnight, New York City time on December 29, 2003 to decide whether to tender your shares in the offer. If you cannot deliver everything that we require in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which we discuss in Sections 1 and 2 of this Offer to Purchase.

Can the Offer Be Extended and Under What Circumstances?

      Yes. We may extend the offer, in our discretion. If we extend the offer, we will inform National City Bank, which is the depositary for the offer, of that fact and will make a public announcement of the extension, by not later than 9:00 a.m., New York City time, on the business day after the day on which the offer was scheduled to expire. See Section 1 of this Offer to Purchase for information relating to an extension of the offer.

What Are the Most Important Conditions to the Offer?

      There are no conditions to the offer based on minimum shares tendered, the availability of financing or otherwise determined by the success of the offer. However, we may not be obligated to purchase any shares in the event certain conditions occur, such as legal or government actions which would prohibit the purchase. Furthermore, we are not obligated to purchase any shares which are validly tendered if, among other things, the board of trustees withdraws its approval of the Stock Purchase Agreement or recommends that shareholders not tender their shares in the offer. See Section 13 of this Offer to Purchase for more information pertaining to conditions to the offer.

How Do I Tender My Shares?

      To tender shares, you must deliver the certificates representing your shares, together with a completed letter of transmittal, or facsimile thereof, and any other documents required, to National City Bank, the depositary for the offer, not later than the time the offer expires. If your shares are held in street name, the shares can be tendered only by your nominee through The Depository Trust Company. If you cannot deliver something that is required by the expiration of the offer, you may still participate in the offer by having a broker, bank or other fiduciary that is a member of the Securities Transfer Agents Medallion Program or another eligible institution guarantee that the depositary will receive the missing items within a period of three trading days. The depositary must receive the missing items within that period for the tender to be valid. See Section 2 of this Offer to Purchase for more information pertaining to the procedure for tendering shares.

Until What Time Can I Withdraw Previously Tendered Shares?

      You can withdraw shares at any time until the offer has expired and, under certain limited circumstances, after expiration of the offer. See Section 3 of this Offer to Purchase for more information on your withdrawal rights.

How Do I Withdraw Previously Tendered Shares?

      To withdraw shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the depositary while you still have the right to withdraw the shares. If you have tendered your shares by giving instructions to a broker or nominee, you must instruct that person to arrange for the withdrawal of your shares. See Section 3 of this Offer to Purchase for more information on your withdrawal rights.

If I Decide Not to Tender, How Will the Offer Affect My Shares?

      If you decide not to tender your shares, you will still own the same number of common shares of First Union, which will still be a public company listed on the New York Stock Exchange. However, our purchase of shares under the offer may reduce the number of holders of shares and the number of shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining shares the public holds. In addition, our purchase of additional shares from the Company following expiration of the offer in accordance with the terms of the Stock Purchase Agreement, although at a price that is higher than the offer price hereunder, will decrease your percentage ownership of common shares. In this regard, if we acquire all of the shares sought in the offer, we would own approximately 32.2% of the outstanding shares.

Do I Have Appraisal or Dissenter's Rights?

      There are no appraisal or dissenters' rights available in connection with the offer.

What Does First Union's Board of Directors Think of This Offer?

      First Union's board of trustees unanimously authorized the Stock Purchase Agreement and determined that the Stock Purchase Agreement and the transactions contemplated thereby are in the best interests of the Company's shareholders. However, the board of trustees has determined to remain neutral and is taking no position as to whether shareholders should tender their shares in the offer.

      First Union will be preparing a Solicitation and Recommendation Statement containing additional information regarding the board of trustees' determination and recommendation. The Solicitation and Recommendation Statement will be sent to shareholders no later than five days after the date of this offer.

What Is the Market Value of My Shares as of a Recent Date?

      On November 26, 2003, the last trading day before First Union announced that it had entered into the Stock Purchase Agreement, the last sale price of the shares reported by the New York Stock Exchange was $1.87 per share. You should obtain a recent price for shares in deciding whether to tender your shares. See Section 6 of this Offer to Purchase for information on the market price of your shares since January 2001.

What Are the Tax Consequences Of Tendering Shares in the Offer?

      If your shares are accepted for payment pursuant to the offer, you generally will recognize gain or loss measured by the difference between the cash you receive and your adjusted tax basis in the shares that you tender. See
Section 5 of this Offer to Purchase for further information. We recommend that you consult with your tax advisor.

Who Can I Talk to if I Have Questions About the Tender Offer?

      You may call MacKenzie Partners, Inc., which is acting as the information agent for our offer, toll free at (800) 322-2885.

                                  INTRODUCTION

      We are offering to purchase up to 5,000,000 common shares of beneficial interest, par value $1.00 per share, of First Union at a purchase price of $2.30 per share, net to the seller in cash (subject to applicable withholding of United States federal, state and local taxes), less the per share amount of distributions, if any, declared and payable by First Union between the date hereof and the expiration date of the offer, without interest thereon, on the terms and subject to the conditions set forth in this Offer to Purchase and in the related letter of transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the "offer"). In this Offer to Purchase, references to sections are to sections hereof unless otherwise indicated.

      Tendering shareholders whose shares are registered in their own names and who tender directly to National City Bank, the depositary for the offer, will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 to the letter of transmittal, stock transfer taxes on the purchase of shares by us under the offer. We will pay all fees and expenses of National City Bank and MacKenzie Partners, Inc., which is acting as the information agent, that are attributable to the offer.

      We are making the offer under the terms of a Stock Purchase Agreement between us and First Union dated as of November 26, 2003. Pursuant to the Stock Purchase Agreement, following the expiration of this offer we will purchase from the Company, at a purchase price of $2.60 per share, between 5,000,0000 and 5,185,724 newly issued shares of the Company, depending upon the number of shares purchased in the offer. If this offer is fully subscribed, following this offer and our purchase of shares from the Company, we will own 10,000,000 shares, representing 32.2% of the outstanding common shares of the Company. Following this offer and our purchase of shares from the Company, our affiliate will be retained by the Company to manage the day to day operations of the Company and our manager, Michael L. Ashner, will become President and Chief Executive Officer of the Company.

      The offer is not conditioned upon the receipt of financing or any minimum number of shares being tendered. Our obligation to accept, and pay for, shares validly tendered pursuant to the offer is conditioned upon satisfaction of the conditions set forth in Section 13 of this Offer to Purchase.

      First Union's board has approved the Stock Purchase Agreement but is remaining neutral and taking no position as to whether shareholders should tender their shares in the offer. The Company will be filing a Solicitation/Recommendation Statement on Schedule 14D-9 with the Securities and Exchange Commission and mailing the 14D-9 to First Union's shareholders as promptly as reasonably practicable after the date of this offer but in no event later than five business days thereafter. We urge you to read the Schedule 14D-9.

      First Union has informed us that, as of November 26, 2003, 26,058,913 common shares were issued and outstanding.

      Section 5 of this Offer to Purchase describes certain United States federal income tax consequences of a sale of shares under the offer.

      This Offer to Purchase and the related letter of transmittal contain important information that you should read carefully before you make any decision regarding the offer.

                                THE TENDER OFFER

      Section 1. Terms of the Offer; Proration

      On the terms of and subject to the conditions to the offer, we will accept for payment and pay for up to 5,000,000 shares validly tendered prior to the expiration date and not theretofore properly withdrawn in accordance with section 3 of this Offer to Purchase. The term "expiration date" means 12:00 midnight, New York City time, on December 29, 2003, unless and until we, in our sole discretion, shall have extended the period of time during which the offer is open, in which event the term "expiration date" will mean the latest time and date on which the offer, as so extended by us, will expire. For purposes of this offer, the term "business day" means any day other than Saturday, Sunday or any U.S. federal holiday consisting of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

      If more than 5,000,000 shares are validly tendered prior to the expiration date, and not withdrawn, we will, upon the terms and subject to the conditions of the offer, purchase 5,000,000 shares on a pro rata basis (with adjustments to avoid purchases of fractional shares) based upon the number of shares validly tendered by the expiration date and not withdrawn. If proration of tendered shares is required, because of the difficulty of determining the precise number of shares properly tendered and not withdrawn, we do not expect to announce the final results of proration or pay for any shares until at least five New York Stock Exchange trading days after the expiration date and proration period. Preliminary results of proration will be announced by press release as promptly as practicable. Holders of shares may obtain such preliminary information from the information agent. All shares not accepted for payment due to an oversubscription will be returned to the shareholder or, in the case of tendered shares delivered by book-entry transfer, credited to the account at the book-entry transfer facility from which the transfer had previously been made, in each case, in accordance with the procedure described in Section 4 of this Offer to Purchase.

      Pursuant to the Stock Purchase Agreement, without the consent of First Union, we will not:

      o     reduce the maximum number of shares sought under the offer;

      o reduce the price per share payable under the offer or change the form of consideration payable under the offer;

      o impose any other condition to the offer other than those described in section 13 of this Offer to Purchase; or

      o amend, add to or waive any other term of the offer in any manner that would be, in any significant respect, adverse to the Company or the shareholders.

      Subject to applicable rules and regulations of the Securities and Exchange Commission, we expressly reserve the right, in our sole discretion, at any time or from time to time, to extend the expiration date.

      Under no circumstances will we pay interest on the purchase price for tendered shares, whether or not we exercise our right to extend the offer. There can be no assurance that we will exercise our right to extend the offer.

      Any extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement. In the case of an extension of the offer, oral or written notice thereof will be given to the depositary and the announcement will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. Any public announcement made pursuant to the offer will be disseminated promptly to the shareholders in a manner reasonably designed to inform the shareholders of such change. Without limiting the manner in which we may choose to make any public announcement, except as provided by applicable law, including Rules 13e-4(d)(2) and 13e-4(e)(3) under the Securities Exchange Act of 1934 (the "Exchange Act"), we shall have no obligations to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to the Dow Jones News Service.

      If we extend the offer, or we are delayed in our acceptance for payment of or payment, whether before or after our acceptance for payment, for shares or are unable to pay for shares under the offer for any reason, then, without prejudice to our rights under the offer, the depositary may retain tendered shares on our behalf, and those shares may not be withdrawn except to the extent tendering shareholders are entitled to withdrawal rights as set forth in Section 3 of this Offer to Purchase. Exchange Act Rule 14e-1(c), however, will limit our ability to delay our payment for shares we have accepted for payment. That rule requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of holders of securities promptly after the termination or withdrawal of that bidder's offer.

      If we make a material change in the offer, or if we waive a material condition to the offer, we will extend the offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Exchange Act. The minimum period during which an offer must remain open following material changes in its terms or the information concerning it, other than a change in price or the percentage of securities sought, will depend on the facts and circumstances then existing, including the relative materiality of the changed terms or information. In the view of the Securities and Exchange Commission, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to shareholders, and, if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought, a minimum of 10 business days may be required to allow for adequate dissemination and investor response. With respect to a change in price, a minimum period of 10 business days from the date of the change is generally required to allow for adequate dissemination to shareholders.

      First Union has provided us with its shareholder lists and security position listing for the purpose of disseminating the offer to holders of shares. We will mail this offer to purchase, the related letter of transmittal and other relevant materials to record holders of shares, and we will furnish those materials to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on First Union's shareholder lists or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of shares.

      Section 2. Procedure for Tendering Shares

      Valid Tender. For a shareholder to validly to tender shares under the offer:

      o the depositary must receive, at one of the addresses set forth on the back cover of this Offer to Purchase and prior to the expiration date:

      o a letter of transmittal, or a facsimile thereof, properly completed and duly executed, together with any required signature guarantees, or, in the case of a book-entry transfer, an agent's message (see "-- Book-Entry Transfer" below), and any other required documents; and

      o either certificates representing the tendered shares or, in the case of tendered shares delivered in accordance with the procedures for book-entry transfer we describe below, a book-entry confirmation of that delivery (see "-- Book-Entry Transfer" below); or

      o the tendering shareholder must comply with the guaranteed delivery procedures we describe below.

      The valid tender of shares by you by one of the procedures described in this Section 2 will constitute a binding agreement between you and us on the terms of and subject to the conditions to the offer.

      Book-Entry Transfer. For purposes of the offer the depositary will establish accounts for the shares at The Depository Trust Company (the "book-entry transfer facility") within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the book-entry transfer facility's system may make book-entry delivery of shares by causing the book-entry transfer facility to transfer those shares into the depositary's account in accordance with the book-entry transfer facility's procedures for that transfer. Although delivery of shares may be effected through book-entry transfer into the depositary's account at the book-entry transfer facility, the letter of transmittal, or a facsimile thereof, properly completed and duly executed, with any required signature guarantees, or an agent's message, and any other required documents, must, in any case, be transmitted to, and received by, the depositary at one of the addresses set forth on the back cover of this Offer to Purchase prior to the expiration date, or the tendering shareholder must comply with the guaranteed delivery procedures we describe below.

      The confirmation of a book-entry transfer of shares into the depositary's account at the book-entry transfer facility as we describe above is a "book-entry confirmation." Delivery of documents to the book-entry transfer facility in accordance with the book-entry transfer facility's procedures will not constitute delivery to the depositary.

      The term "agent's message" means a message transmitted by the book-entry transfer facility to, and received by, the depositary and forming a part of a book-entry confirmation, stating that the book-entry transfer facility has received an express acknowledgment from the participant in the book-entry transfer facility tendering the shares that the participant has received and agrees to be bound by the terms of the letter of transmittal and that we may enforce that agreement against that participant.

      The method of delivery of shares, the letter of transmittal and all other required documents, including delivery through the book-entry transfer facility, is at the election and risk of the tendering shareholder. Shares will be deemed delivered only when actually received by the depositary (including, in the case of a book-entry transfer, by book-entry confirmation). If you plan to make delivery by mail, we recommend that you deliver by registered mail with return receipt requested and obtain proper insurance. In all cases, sufficient time should be allowed to ensure timely delivery.

      Signature Guarantees. No signature guarantee will be required on a letter of transmittal for shares tendered thereby if:

      o the "registered holder(s)" of those shares signs that letter of transmittal and has not completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on that letter of transmittal; and

      o those shares are tendered for the account of an "eligible institution."

      For purposes hereof, a "registered holder" of tendered shares will include any participant in the book-entry transfer facility's system whose name appears on a security position listing as the owner of those shares, and an "eligible institution" is a "financial institution," which term includes most commercial banks, savings and loan associations and brokerage houses, that is a participant in any of the following:

      o     the Security Transfer Agents Medallion Program;

      o the New York Stock Exchange, Inc. Medallion Signature Guarantee Program; or

      o     the Stock Exchanges Medallion Program.

      Except as we describe above, all signatures on any letter of transmittal for shares tendered thereby must be guaranteed by an eligible institution. See instructions 1 and 5 to the letter of transmittal. If the certificates for shares are registered in the name of a person other than the signer of the letter of transmittal, or if payment is to be made or certificates for shares not tendered or not accepted for payment are to be returned to a person other than the registered holder of the certificates surrendered, the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed as aforesaid. See Instructions 1 and 5 to the letter of transmittal.

      Guaranteed Delivery. If you wish to tender shares in the offer and your certificates for shares are not immediately available or the procedures for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the depositary prior to the expiration date, your tender may be effected if all the following conditions are met:

      o     your tender is made by or through an eligible institution;

      o you ensure that a properly completed and duly executed notice of guaranteed delivery, substantially in the form we provide, is received by the depositary, as provided below, prior to the expiration date; and

      o you ensure that the depositary receives, at one of the addresses set forth on the back cover of this Offer to Purchase and within the period of three trading days after the date of execution of that notice of guaranteed delivery, either:

      o the certificates representing the shares being tendered together with (1) a letter of transmittal, or a facsimile thereof, relating thereto which has been properly completed and duly executed and includes all signature guarantees required thereon and (2) all other required documents; or

      o in the case of any book-entry transfer of the shares being tendered which is effected in accordance with the book-entry transfer procedures we describe above under "-- Book-Entry Transfer" within the same period (1) either a letter of transmittal, or a facsimile thereof, relating thereto which has been properly completed and duly executed and includes all signature guarantees required thereon or an agent's message, (2) a book-entry confirmation relating to that transfer and (3) all other required documents.

      For these purposes, a "trading day" is any day on which the New York Stock Exchange is open for business.

      A notice of guaranteed delivery may be delivered by hand to the depositary or transmitted by facsimile transmission or mail to the depositary and must include a guarantee by an eligible institution in the form that notice of guaranteed delivery sets forth.

      Other Requirements. Notwithstanding any other provision hereof, payment for shares accepted for payment under the offer will in all cases be made only after timely receipt by the depositary of:

      o certificates representing, or a timely book-entry confirmation respecting, those shares;

      o a letter of transmittal, or a facsimile thereof, properly completed and duly executed, with any required signature guarantees thereon, or, in the case of a book-entry transfer, an agent's message in lieu of a letter of transmittal; and

      o     any other documents the letter of transmittal requires.

      Accordingly, tendering shareholders may be paid at different times depending on when certificates representing, or book-entry confirmations respecting, their shares are actually received by the depositary.

      Under no circumstances will we pay interest on the purchase price of the shares we purchase under the offer, regardless of any extension of the offer or any delay in making that payment.

      Appointment. By executing a letter of transmittal, or a facsimile thereof, or, in the case of a book-entry transfer, by delivery of an agent's message in lieu of a letter of transmittal, you will irrevocably appoint our designees as your attorneys-in-fact and proxies in the manner the letter of transmittal sets forth, each with full power of substitution, to the full extent of your rights with respect to the shares tendered by you and accepted for payment by us and with respect to any and all other shares and other securities or rights issued or issuable in respect of such shares on or after the date of this Offer to Purchase. All these proxies will be considered coupled with an interest in the tendered shares and additional securities attributable thereto. This appointment will be effective when, and only to the extent that, we accept for payment shares tendered by you as provided herein. On that appointment, all prior powers of attorney, proxies and consents you have given with respect to the shares tendered by you and accepted for payment by us and all additional securities attributable thereto will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by you or on your behalf (and, if given, will not be effective). Our designees will thereby be empowered to exercise all your voting and other rights with respect to those shares and additional securities in respect of any annual, special or adjourned meeting of First Union's shareholders, actions by written consent without any such meeting or otherwise, as our designees in their sole discretion deem proper. We reserve the right to require that, in order for shares to be deemed validly tendered, we must be able, immediately on our acceptance for payment of those shares, to exercise full voting, consent and other rights with respect to those shares and the additional securities attributable thereto, including voting at any meeting of shareholders or acting by written consent without such a meeting.

      Determination of Validity. We will decide, in our sole discretion, all questions as to the validity, form, eligibility, including time of receipt, and acceptance of any tender of shares, and each such decision will be final and binding. We reserve the absolute right to reject any or all tenders we determine not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any shares of any particular shareholder whether or not we waive similar defects or irregularities in the case of other shareholders. No tender of shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of the Purchaser, the depositary, the information agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Our interpretation of the terms of and conditions to the offer, including the letter of transmittal and the instructions thereto, will be final and binding. By tendering shares to us you agree to accept all decisions we make concerning these matters and waive any right you might otherwise have to challenge those decisions.

      Backup U.S. Federal Income Tax Withholding. Under the U.S. federal income tax laws, payments in connection with the transaction may be subject to "backup withholding" at a rate of 28% unless a shareholder that holds shares:

      o provides a correct taxpayer identification number (which, for an individual shareholder, is the shareholder's social security number) and any other required information; or

      o is a corporation or comes within other exempt categories and, when required, demonstrates this fact and otherwise complies with applicable requirements of the backup withholding rules.

      A shareholder that does not provide a correct taxpayer identification number may be subject to penalties imposed by the Internal Revenue Service. To prevent backup U.S. federal income tax withholding on cash payable under the offer, each shareholder should provide the depositary with his or her correct taxpayer identification number and certify that he or she is not subject to backup U.S. federal income tax withholding by completing the Substitute Internal Revenue Service Form W-9 included in the letter of transmittal. (See instruction 9 to the letter of transmittal.) Backup withholding is not an additional tax. Amounts so withheld can be refunded or credited against the federal income tax liability of the stockholder, provided appropriate information is forwarded to the IRS.

      FIRPTA Withholding. To prevent the withholding of federal income tax in an amount equal to 10% of the purchase price for each share tendered, tendering shareholders must complete the FIRPTA Affidavit included in the letter of transmittal certifying such shareholder's taxpayer identification number and address and that the shareholder is not a foreign person. (See instruction 9 to the letter of transmittal.)

      Section 3. Withdrawal Rights

      Except as this Section 3 otherwise provides, tenders of shares are irrevocable. You may withdraw shares that you have previously tendered under the offer according to the procedures we describe below at any time prior to the expiration date and, unless theretofore accepted for payment and paid for by us under the offer, you may also withdraw your previously tendered shares at any time after January 30, 2004.

      For a withdrawal to be effective, a written notice of withdrawal must:

      o be received in a timely manner by the depositary at one of its addresses listed on the back cover of this Offer to Purchase; and

      o specify the name of the person who tendered the shares to be withdrawn, the number of shares to be withdrawn and the name of the registered holder of the shares to be withdrawn, if different from the name of the person who tendered the shares.

      If certificates for shares have been delivered or otherwise identified to the depositary, then, prior to the physical release of those certificates, the serial numbers shown on those certificates must be submitted to the depositary and, unless an eligible institution has tendered those shares, an eligible institution must guarantee the signatures on the notice of withdrawal.

      If shares have been delivered in accordance with the procedures for book-entry transfer set forth in Section 2 of this Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn shares and otherwise comply with the book-entry transfer facility's procedures.

      Withdrawals of tenders of shares may not be rescinded, and any shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the offer. Withdrawn shares may be retendered at any time prior to the expiration date by again following one of the procedures described in Section 2.

      We will decide, in our sole discretion, all questions as to the form and validity, including time of receipt, of notices of withdrawal, and each such decision will be final and binding. We also reserve the absolute right to waive any defect or irregularity in the withdrawal of shares by any shareholder, whether or not we waive similar defects or irregularities in the case of any other shareholder. None of the Purchaser, the depositary, the information agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

      Section 4. Acceptance for Payment and Payment

      On the terms of and subject to the conditions to the offer, including, if we extend or amend the offer, the terms and conditions of any such extension or amendment, we will accept for payment and will pay promptly after the expiration date for all shares validly tendered prior to the expiration date and not properly withdrawn in accordance with section 3 of this Offer to Purchase, up to a maximum of 5,000,000 shares. We will decide, in our sole discretion, all questions as to the satisfaction of those terms and conditions, and each such decision will be final and binding. See Sections 1 and 13 of this Offer to Purchase. We expressly reserve the right, in our sole discretion, to delay acceptance for payment of or payment for shares in order to comply in whole or in part with any applicable law. We will effect any such delays in compliance with Exchange Act Rule 14e-1(c), which relates to the obligation of a bidder to pay for or return tendered securities promptly after the termination or withdrawal of its offer.

      In all cases, we will pay for shares we have accepted for payment under the offer only after timely receipt by the depositary of:

      o certificates representing, or a timely book-entry confirmation respecting, those shares;

      o a letter of transmittal, or a facsimile thereof, properly completed and executed with any required signatures thereon or, in the case of a book-entry transfer, an agent's message; and

      o     any other documents the letter of transmittal requires.

      Accordingly, tendering shareholders may be paid at different times depending on when certificates for shares or book-entry confirmations respecting shares are actually received by the depositary.

      The per share consideration we will pay to any shareholder under the offer will be the highest per share consideration we will pay to any other shareholder under the offer.

      For purposes of the offer, we will be deemed to have accepted for payment, and thereby purchased, shares properly tendered to us and not withdrawn as, if and when we give oral or written notice to the depositary of our acceptance for payment of those shares. On the terms of and subject to the conditions to the offer, we will pay for shares we have accepted for payment under the offer by depositing the purchase price therefor with the depositary. The depositary will act as agent for tendering shareholders for the purpose of receiving payment from us and transmitting payment to tendering shareholders whose shares we have accepted for payment. Upon the deposit of funds with the depositary for the purpose of making payment to validly tendering shareholders, our obligation to make such payment shall be satisfied and such tendering shareholders must thereafter look solely to the depositary for payment of the amounts owed to them by reason of acceptance for payment of shares pursuant to the offer.

      Under no circumstances will we pay interest on the purchase price for tendered shares, regardless of any extension of or amendment to the offer or any delay in paying for those shares.

      If we are delayed in our acceptance for payment of or payment for shares or are unable to accept for payment or pay for shares under the offer for any reason, then, without prejudice to our rights under the offer, but subject to our compliance with Exchange Act Rule 14e-1(c), the depositary nevertheless may retain tendered shares on our behalf and those shares may not be withdrawn except to the extent tendering shareholders are entitled to exercise, and duly exercise, the withdrawal rights described in Section 3 of this Offer to Purchase.

      If we do not purchase any tendered shares under the offer for any reason, then, as promptly as practicable following the expiration or termination of the offer and at no expense to tendering shareholders:

      o the depositary will return certificates it has received respecting tendered shares to the person who delivered those certificates to the depositary; and

      o in the case of tendered shares delivered by book-entry transfer into the depositary's account at the book-entry transfer facility in accordance with the procedures described in Section 2 of this Offer to Purchase, those shares will be credited to the account at the book-entry transfer facility from which that transfer had been previously made.

      Section 5. Certain U.S. Federal Income Tax Consequences

      Shareholders are urged to consult their own tax advisors as to the particular tax consequences to them of the offer, including the effect of state and local tax laws or foreign tax laws.

      This summary assumes that each shareholder is, for United States federal income tax purposes: (1) a citizen or resident of the United States; (2) a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or of any political subdivision of the United States; or (3) an estate or trust, the income of which is includible in gross income for federal income tax purposes regardless of its source.

      Your receipt of cash for shares accepted for payment in the offer will be a taxable transaction for U.S. federal income tax purposes under the Internal Revenue Code of 1986, as amended (the "Code"), and also may be a taxable transaction under applicable state, local or foreign income or other tax laws.

      Generally, for U.S. federal income tax purposes, you will recognize gain or loss equal to the difference between the amount of cash you receive and your adjusted tax basis in the shares purchased. Gain or loss will be calculated separately for each block of shares tendered and purchased under the offer.

      If you hold shares as capital assets, the gain or loss you recognize will be capital gain or loss, which will be long-term capital gain or loss if your holding period for the shares exceeds one year. If you are a non-corporate shareholder, long-term capital gains will be eligible for a maximum federal income tax rate of 15%. (Long-term capital gain of corporations is taxed to them at the same rate as ordinary income.) Under present law the ability to use capital losses to offset ordinary income is limited. You should consult your tax advisor in this regard.

      The foregoing discussion may not be applicable with respect to (1) shares received on the exercise of employee stock options or otherwise as compensation or (2) shareholders who are subject to special tax treatment under the Code, such as non-U.S. persons, life insurance companies, tax-exempt organizations and financial institutions. In addition, the foregoing discussion may not apply to a shareholder in light of individual circumstances, such as holding shares as a hedge or as part of a straddle or a hedging, constructive sale, integrated or other risk-reduction transaction. We base this discussion on present law, which is subject to change, possibly with retroactive effect.

      Shareholders may be subject to backup withholding at a 28% rate or FIRPTA withholding at a 10% rate on cash payments they receive in the offer unless certain information is provided to the depositary or an exemption applies. See
Section 2 of this Offer to Purchase.

      Section 6. Price Range of the Shares

      The shares are traded on the New York Stock Exchange under the symbol "FUR." The following table sets forth, for each of the periods indicated, the high and low sales prices per share as reported by the New York Stock Exchange based on the Company's Annual Report on Form 10-K with respect to 2002 and 2001 and based on published financial sources with respect to all periods subsequent thereto.

                                                            High            Low
                                                            ----            ---

2003 Quarter Ended

October 1 - November 26, 2003                              $1.87           $1.76

September 30                                                1.89            1.72

June 30                                                     1.89            1.65

March 31                                                    1.78            1.47

2002 Quarter Ended

December 31                                                $2.30           $1.60

September 30                                                2.30            2.14

June 30                                                     2.43            2.21

March 31                                                    2.40            2.32

2001 Quarter Ended

December 31                                                $2.56           $2.20

September 30                                                2.75            2.23

June 30                                                     2.62            2.16

March 31                                                    2.85            2.30

      On November 26, 2003, the last trading day before First Union announced that it had entered into the Stock Purchase Agreement, the last sale price of First Union's shares reported by the New York Stock Exchange was $1.87. We urge shareholders to obtain a current market price for the shares.

      Section 7. Effect of the Offer on the Market for the Shares

      Following completion of this offer and our subsequent purchase of newly issued shares from the Company, we will own a minimum of approximately 17% of the outstanding shares (assuming no shares are tendered in the offer) and a maximum of approximately 32.2% of the outstanding shares (assuming the maximum number of shares are tendered). Accordingly, our votes could significantly influence the outcome of any matter requiring the vote of shareholders. However, in connection with the Stock Purchase Agreement, we will agree, except in certain circumstances, to vote our shares in proportion to the votes cast by all other voting shareholders. See Section 11 of this Offer to Purchase for more details on the covenant agreement.

      Our purchase of shares under the offer may also reduce the number of holders of shares and the number of shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining shares the public holds. In addition, our purchase of shares from the Company following expiration of the offer in accordance with the terms of the Stock Purchase Agreement, although at a purchase price higher than the purchase price in the offer, will decrease each remaining shareholder's percentage ownership of outstanding shares of the Company.

      Section 8. Information Concerning First Union

      General. First Union is an unincorporated association in the form of a business trust organized in Ohio under a Declaration of Trust dated August 1, 1961, as amended from time to time through March 2001, which has as its stated principal business activity the ownership and management of real estate investments. First Union operates as a real estate investment trust under Sections 856 through 860 of the Internal Revenue Code. Its executive offices are at 125 Park Avenue, 14th floor, New York, New York 10017, and its telephone number at that address is (212) 949-1373.

      Available Information. First Union is subject to the informational requirements of the Exchange Act and, in accordance therewith, is required to file reports relating to its business, financial condition and other matters. First Union must disclose in its proxy statements distributed to First Union's shareholders and filed with the Securities and Exchange Commission information as of particular dates concerning its directors and officers, their remuneration, stock options and other matters, the principal holders of its securities and any material interest of those persons in transactions with First Union. That information is available for inspection at the public reference facilities of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, DC 20549. You can obtain copies of that information by mail, upon payment of the Securities and Exchange Commission's customary charges, by writing to the Securities and Exchange Commission's principal office at 450 Fifth Street, N.W., Washington, DC 20549. The Securities and Exchange Commission also maintains a web site that contains reports, proxy statements and other information regarding registrants that file electronically with it. You can find those reports, proxy statements and other information on the Securities and Exchange Commission's web site, http://www.sec.gov.

      Except as otherwise stated herein, the information concerning First Union contained herein has been taken from or based on publicly available documents on file with the Securities and Exchange Commission and other publicly available information. Although we do not have any knowledge that any such information is untrue, we do not take any responsibility for the accuracy or completeness of that information or for any failure by First Union to disclose events that may have occurred and may affect the significance or accuracy of any such information but that are unknown to us.

      Section 9. Information Concerning the Purchaser and Its Affiliates

      General. We are a Delaware limited liability company organized for the purpose of entering into the Stock Purchase Agreement and consummating the transactions contemplated thereby, including the offer. Our manager is Michael
L. Ashner. The principal office of the Purchaser and Mr. Ashner is located at 100 Jericho Quadrangle, Suite 214, Jericho, New York 11753, and their telephone number is (516) 822-0022.

      For certain information concerning Mr. Ashner, see Schedule I to this Offer to Purchase. Mr. Ashner owns 100,000 common shares and he intends to sell those shares prior to the expiration of the offer. Our most recent financial statement is attached as Schedule II.

      Except as otherwise set forth herein, (i) neither the Purchaser nor, to the best knowledge of the Purchaser, Mr. Ashner nor any affiliate, associate or majority-owned subsidiary of such persons beneficially owns or has a right to acquire any shares, (ii) neither the Purchaser nor, to the best knowledge of the Purchaser, Mr. Ashner nor any affiliate of the Purchaser, or any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the shares within the past 60 days, (iii) neither the Purchaser nor, to the best knowledge of the Purchaser, Mr. Ashner nor any affiliate of the Purchaser has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including but not limited to, contracts, arrangements, understandings or relationships concerning the transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations, (iv) there have been no transactions or business relationships which would be required to be disclosed under the rules and regulations of the Securities and Exchange Commission between the Purchaser or, to the best knowledge of the Purchaser, Mr. Ashner, or any affiliate of the Purchaser on the one hand, and the Company or its officers, directors or affiliates, on the other hand, (v) there have been no contracts, negotiations or transactions between the Purchaser, or to the best knowledge of the Purchaser any affiliate of the Purchaser on the one hand, Mr. Ashner, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets, (vi) Mr. Ashner has not been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), and
(vii) Mr. Ashner has not been a party to any judicial or administrative proceeding during the past five years (except for matters dismissed without sanction or settlement) that resulted in a judgment, decree, or final order enjoining him from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

      Section 10. Source and Amount of Funds

      The offer is not conditioned on any financing arrangements.

      We will require funds totaling $11,500,000 in order to purchase the 5,000,000 shares we are seeking in the offer and an additional $13,000,000 to purchase the newly issued shares following the offer (assuming the maximum number of shares sought hereunder are tendered). We anticipate that an additional amount of approximately $300,000 may be required to pay related fees and expenses. We expect to pay shareholders for shares tendered out of funds available to us. Accordingly, no financing will be required, although we may choose to finance the purchase of the shares tendered.

      Section 11. Contacts and Transactions With First Union; Background of the Offer

      Background of the Offer.

      On July 7, 2003, we sent a letter to Neil Koenig, Interim Chief Executive Officer of the Company, proposing to make a substantial investment in the Company and have an affiliate of ours enter into a management advisory agreement with the Company to assume responsibility for the long term growth of the Company. More specifically, we proposed to purchase 9,656,000 common shares at a price of $2.00 per share resulting in our owning approximately 25% of the outstanding common shares and have the Company issue to us 10 year warrants entitling us to acquire 25% of any additional common shares issued by the Company at an exercise price of $2.00 per share. We also proposed that the Company grant us an exception from the limitations on share ownership contained in the Company's organizational documents. The letter included a number of corporate governance proposals and provided for Michael Ashner to assume the positions of Chairman and Chief Executive Officer of the Company.

      In July and August 2003, Michael Ashner had a number of discussions with representatives of the Company, and on September 3, 2003, we sent a letter to Neil Koenig containing a revised proposal. In the letter we proposed to purchase 9,335,000 common shares at a price of $2.57 per shares resulting in our owning approximately 43% of the outstanding common shares. The provisions of our July 7th letter providing for the issuance of warrants were deleted while the provisions of the prior letter on corporate governance, the advisory agreement and the waiver of share ownership limitations remained unchanged.

      On September 7, 2003, we sent a letter was sent to Neil Koenig supplementing the proposal contained in our September 3rd letter. In the letter we proposed that, in lieu of purchasing 9,335,000 common shares from the Company, we would acquire 5,000,000 shares from the Company, subject to increase as described below, for $2.60 per share and make a public tender offer to acquire 5,000,000 shares at $2.30 per share. To the extent that the tender offer was not fully subscribed, the number of shares to be issued by the Company to us would be increased by the amount of the deficiency. The other terms of the September 3rd letter remained unchanged.

      During September and October, Michael Ashner had a number of discussions with members of the board of trustees of the Company. Following these discussions, we sent a letter on October 22, 2003 to Neil Koenig. The letter addressed various concerns raised by the board of trustees relating to the Company's property in Little Rock, Arkansas.

      On November 5 and 6, 2003, our legal advisors sent the Company a draft Stock Purchase Agreement and related agreements embodying the proposals contained in our September 7th letter. On November 12, 2003, Mr. Ashner, Mr. Koenig and Talton R. Embry, a trustee of the Company met, together with their respective legal advisors, to negotiate specific terms of the transaction and discuss the draft documents that had been circulated.

      On November 13, 2003 our legal advisors distributed revised draft documents reflecting issues discussed at the November 12th meeting. On November 20, 2003, Messrs. Ashner, Koenig and Embry and their respective legal advisors met again to discuss further issues relating to the transaction documents and on November 21 and 22, 2003, our legal advisors distributed revised transaction documents.

      On November 14, 2003 we executed a confidentiality agreement with the Company.

      On November 24, 2003 representatives of the Company notified us that the First Union board had met to evaluate the Stock Purchase Agreement and related agreements, and that, subject to further discussions with respect to certain matters, the board was prepared to approve the agreements.

      On November 25, 2003, after further discussion between Mr. Ashner and Mr. Embry, the First Union board met and approved the Stock Purchase Agreement and related agreements and on November 26, 2003 we and First Union signed the Stock Purchase Agreement.

      Transaction Documents.

      Stock Purchase Agreement. The following is a summary of the material provisions of the Stock Purchase Agreement entered into between us and the Company. For more complete information, please refer to the full text of the Stock Purchase Agreement, a copy of which is attached to the Company's current report on Form 8-K filed with the Securities and Exchange Commission on December 1, 2003. We encourage you to read the Stock Purchase Agreement in its entirety because it, and not this summary, is the legal document that governs the rights and obligations of the parties under the Stock Purchase Agreement.

      The Offer. Pursuant to the terms of the Stock Purchase Agreement, we agreed to commence this offer no later than December 5, 2003 on the terms set forth in this Offer to Purchase. The Company agreed to file with the Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9, within five days after commencement of the offer, stating that the board has authorized the Stock Purchase Agreement and all the transactions contemplated thereby, and has determined that the Stock Purchase Agreement and such transactions are in the best interests of the shareholders but that the board is remaining neutral and is not taking a position as to whether the shareholders should tender their shares in the offer. We are entitled to include the board recommendation in our Offer to Purchase.

      Newly Issued Share Purchase. On the second business day following the expiration date of the offer, the Company will issue to us an additional amount of shares equal to 5,000,000 plus the difference between (x) 5,000,000 and (y) the number of shares purchased by us pursuant to the offer. However, the number of shares to be issued will not exceed the number that represents 19.9% of the total outstanding shares immediately prior to the purchase of such shares. The purchase price of the newly issued shares is $2.60 per share.

      Representations and Warranties. The Stock Purchase Agreement contains certain customary representations by the Company and us. In addition, the Company has represented that prior to the expiration of the offer, the Company's Bylaws will be amended to exempt us from the 9.8% ownership limit contained in the Bylaws so long as our ownership does not exceed 33% of the outstanding shares and subject to certain other restrictions designed to ensure the Company's continued eligibility to maintain its status as a real estate investment trust.

      Board Composition. Concurrently with the purchase and sale of the newly issued shares, one individual designated by us will be appointed to the board of the Company by the existing board in the class of trustees to be determined by us. In addition, the existing board will appoint two trustees, proposed by us and acceptable to the board, that meet the independence requirements of Section 303A.03 of the New York Stock Exchange's Listed Company Manual, as amended November 3, 2003. Immediately following the appointments, two members of the existing board will resign.

      Concurrently with the closing of the newly issued share issuance, the existing board will appoint Michael L. Ashner as President and Chief Executive Officer of the Company and the current President and Chief Executive Officer of the Company will resign as such. During the period that either Mr. Ashner is serving as Chairman or Chief Executive Officer of the Company or Mr. Ashner and his affiliates are the beneficial owners of at least 10% of the outstanding shares, we will have the continuing non-exclusive right to nominate individuals to fill vacancies on the board created by the resignation, death or removal of trustees that would qualify as independent trustees and the exclusive right to designate individuals to fill vacancies created by the resignation, death or removal of non-independent trustees.

      Concurrently with the closing of the newly issued share issuance, an audit committee, a compensation committee and a nomination committee of the board will be established. The audit committee will consist solely of three independent trustees, one of whom will be an "audit committee financial expert", as defined by the rules promulgated under the Exchange Act. The compensation committee will consist solely of two independent trustees and the nominating committee will consist solely of four independent trustees. The nominating committee will be given the power and authority to approve nominations for vacancies in the board created by the death, removal or resignation of an independent trustee, upon proposal of such nominee by the members of the board that are not on the nominating committee or by us. At the closing of the newly issued share issuance, the newly reconstituted board will amend the Bylaws of the Company to remove any restrictions to the granting of such authority to the nominating committee.

      Bylaw Amendment. At the closing of the newly issued share issuance, the Bylaws of the Company will be amended to provide that all investments made by the Company in excess of $1,500,000 (other than investments in government insured securities) and all dispositions in excess of $2,000,000 will require prior majority board approval.

      Agreements to be Executed at or Before Closing. At the closing of the newly issued share issuance, (i) the Company and an affiliate of ours will enter into an advisory agreement (as described below) (ii) the Company and Mr. Ashner will enter into an exclusivity services agreement (as described below) and (iii) and we and the Company will enter into a post-closing covenant agreement (as described below). In addition, prior to the expiration of the offer, we and the Company will enter into an escrow agreement (as described below). Finally, concurrently with execution of the Stock Purchase Agreement, Mr. Ashner executed a guaranty in favor of the Company guaranteeing our payment of the aggregate offer price under the offer and aggregate purchase price for the maximum number of newly issued shares to be issued to us following consummation of the offer.

      Listing of Newly Issued Shares. As soon as practicable following commencement of the offer, the Company will file with the New York Stock Exchange an application to list the maximum number of newly issued shares issuable pursuant to the Stock Purchase Agreement, in accordance with the New York Stock Exchange's listing standards.

      Termination. The Stock Purchase Agreement may be terminated at any time prior to the closing as follows:

      o     by mutual consent of us and the Company;

      o by either us or the Company if any governmental authority shall have issued any order which has the effect of making consummation of the offer or the newly issued share purchase illegal;

      o by us if, prior to the closing, (i) the board or any committee of the board shall have withdrawn or modified in a manner adverse to us its approval of the Stock Purchase Agreement, the newly issued share purchase or the board recommendation, or (ii) the board approves or recommends an acquisition proposal by a third party that the board determines to be superior to the transactions under the Stock Purchase Agreement, provided, that if we have not yet terminated the Stock Purchase Agreement we will no longer have the right to terminate as provided in clause (ii) above once the Company has notified us that the board has withdrawn its recommendation and approval of the acquisition proposal and has reinstated its approval of the Stock Purchase Agreement and board recommendation.

      o by the Company, upon approval of the board, if (i) we shall have terminated the offer without having accepted any shares for payment or failed to pay for shares pursuant to the offer by March 15, 2004, unless such action or inaction was caused by or resulted from the failure of certain conditions of the offer that pertain to obligations of or representations by the Company or (ii) prior to the purchase of shares pursuant to the offer, the board determines, upon consultation with outside counsel, that it is required to do so by its fiduciary duties under applicable law.

      o by either us or the Company following the date which is 90 days after the entering by any governmental authority of a temporary restraining order or preliminary injunction, which has not been vacated or dismissed, that prohibits the consummation, in whole or in part, of the offer or the newly issued share issuance.

      Escrow Agreement. The following is a summary of the material provisions of the Escrow Agreement to be entered into between us, the Company and a designated escrow agent. For more complete information, please refer to the full text of the Escrow Agreement, a copy of which is attached to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 1, 2003. We encourage you to read the Escrow Agreement in its entirety because it, and not this summary, is the legal document that governs the rights and obligations of the parties under the escrow agreement.

      Pursuant to the Stock Purchase Agreement, prior to the expiration of the offer, we and the Company will enter into an escrow agreement with a designated escrow agent. Concurrently with the execution of the escrow agreement, the Company will deliver to the escrow agent:

      o stock certificates representing the maximum 5,185,724 shares that can be purchased by us in the newly issued share purchase. The certificates will be designated in denominations of 5,000,000 shares (1 certificate); 20,000 shares (9 certificates) and 5,724 shares (1 certificate);

      o copies, executed by the Company, of the advisory agreement, the exclusivity services agreement and the purchaser post-closing covenant agreement;

      o fully executed resolutions of the board electing the trustees to serve on the board in accordance with the Stock Purchase Agreement (see "Stock Purchase Agreement - Board Composition" above); and

      o resignation of two existing members of the board in accordance with the Stock Purchase Agreement (see "Stock Purchase Agreement - Board Composition" above).

Concurrently with the execution of the escrow agreement, we will deliver to the escrow agent:

      o $13,482,882 representing the aggregate purchase price for the maximum 5,185,724 shares that can be purchased by us in the newly issued share purchase;

      o copies, executed by us (or Michael L. Ashner, individually, as applicable) of the advisory agreement, the exclusivity services agreement and the post-closing covenant agreement; and

      o resolutions of the newly constituted board (i) establishing committees in accordance with the Stock Purchase Agreement and (ii) amending the Bylaws to provide for approval of the board prior to certain investments and dispositions by the Company (see "Stock Purchase Agreement - Bylaw Amendment" above)

      In addition, two business days before the expiration date of the offer we will deliver to the escrow agent $11,500,000 representing the aggregate purchase price for the maximum 5,000,000 shares sought by us under the offer.

      On the first business day immediately following the date that we accept shares for payment under the offer, we will deliver written notice to the escrow agent (with a copy to the Company) stating the number of shares so accepted and the number of additional shares to be issued to us following the offer.

      Two business days after we accept shares for payment under the offer, the escrow agent will (i) distribute to each of us and the Company two original copies of each of the documents held in escrow, (ii) distribute to the Company the aggregate payment for the newly issued shares, (iii) distribute to the depositary for the offer payment for the shares accepted for payment in the offer; and (iv) distribute to us certificates representing the newly issued shares or less than but as close to such number of shares as possible given the denomination of certificates delivered to the escrow agent by the Company. If less than the total number of newly issued shares is so delivered to us, the Company will issue the certificates representing such shortfall to us within three business days.

      After such disbursements, the escrow agent shall return to us and the Company, respectively, all remaining funds and shares.

      We and the Company will each indemnify the escrow agent for one half of liabilities incurred by the escrow agent arising out of the escrow agent's duties under the escrow agreement, other than liabilities arising out of the gross negligence or willful misconduct of the escrow agent.

      Advisory Agreement. The following is a summary of the material provisions of the advisory agreement to be entered into between the Company and an affiliate of ours. For more complete information, please refer to the full text of the advisory agreement, a copy of which is attached to the Company's current report on Form 8-K filed with the Securities and Exchange Commission on December 1, 2003. We encourage you to read the advisory agreement in its entirety because it, and not this summary, is the legal document that governs the rights and obligations of the parties under the advisory agreement.

      Advisory Services. Pursuant to the Stock Purchase Agreement, the Company will enter into an advisory agreement with our affiliate. The advisory agreement will provide that the advisor will serve as investment and financial advisor to, and manage the day-to-day operations of, the Company.

      The Company will generally indemnify the advisor and its affiliates against liabilities arising from the advisory agreement (other than liabilities arising from the advisor's bad faith, gross negligence, willful misconduct or material breach of the advisory agreement). The advisor will generally indemnify the Company and its affiliates from liabilities arising from third party actions to the extent caused by the advisor's bad faith, gross negligence, willful misconduct or material breach by the advisor or its affiliates of the advisory agreement.

      Fees.

            Asset Management Fee. The advisor will be entitled to receive an annual asset management fee of 1% of the gross asset value of the Company up to $100 million, .75% of the gross asset value of the Company between $100 million and $250 million, .625% of the gross asset value of the Company between $250 million and $500 million and .50% of the gross asset value of the Company in excess of $500 million. The "gross asset value" of the Company will be determined, in the case of assets that are not readily ascertainable, by the most recent appraisal of such assets by an independent appraiser.

            Property and Construction Management Fees. The Company may, from time to time, enter into separate property management agreements and/or construction management agreements with third parties, the advisor or an affiliate of the advisor, pursuant to which the advisor or its affiliate will be entitled to a fee that does not exceed commercially reasonable rates and is approved by a majority of the independent trustees.

            Loan Servicing Fee. The advisor will receive loan servicing fees (not exceeding commercially reasonable rates approved by a majority of the independent trustees) for providing administrative and clerical services with respect to loans made by the Company to third parties.

            Incentive Fee. The advisor will be paid an incentive fee equal to 20% of all distributions to shareholders after the date of the advisory agreement in excess of the "Hurdle". The Hurdle is defined as (x) $71.3 million, increased by the net issuance price of all shares issued after the date of the advisory agreement, and decreased by the redemption price of all shares redeemed after the date of the advisory agreement, plus (y) a return on the amount, as adjusted, set forth in (x) equal to 7% per annum compounded annually. The incentive fee will be paid if and when such distributions are made, to the extent the incentive fee at such time exceeds the incentive fee already paid to advisor.

            Expenses. The advisor will pay all employment expenses of employees of the advisor, office expenses of the Company and the advisor, and certain administrative expenses relating to performance by the advisor of its duties under the advisory agreement. The Company will pay certain third party costs including professional fees and other expenses of the Company.

      Term and Termination. The advisory agreement will continue for one year and will be automatically renewed for successive one-year periods unless terminated by either party. The Company may terminate the advisory agreement with or without cause upon 60 days notice to the advisor and the advisor may terminate the advisory agreement with or without cause upon 120 days notice to the Company. In addition, the Company may terminate the advisory agreement for cause. The advisor will have the right to terminate the advisory agreement at any time after the exclusivity services agreement or post-closing covenant agreement (each as described below) is, without our consent, terminated by the Company or voided, in each case, in whole or material part.

            Termination Fee. Upon termination of the advisory agreement, the Company will be obligated to pay the advisor a termination fee equal to 20% of the difference between (x) the Deemed Excess Share Distributions (defined as the difference between (A) the aggregate of all distributions to shareholders plus the net asset value of the Company as of the date of termination, and (B) the Hurdle, as of the date of termination) less (y) the amount of incentive fees paid up to such date to the advisor as described above, under "Incentive Fee".

      Post-Closing Covenant Agreement. The following is a summary of the material provisions of the post-closing covenant agreement entered into between us and the Company. For more complete information, please refer to the full text of the post-closing covenant agreement, a copy of which is attached to the Company's current report on Form 8-K filed with the Securities and Exchange Commission on December 1, 2003. We encourage you to read the covenant agreement in its entirety because it, and not this summary, is the legal document that governs the rights and obligations of the parties under the post-closing covenant agreement.

            Restrictions on Sales. We will agree that for a one year period following the date of the post-closing covenant agreement we will not sell, transfer or assign any shares owned by us other than to transferees agreed to in writing by the Company.

            Governing Instruments. The Company will include in its next annual proxy statement proposals to amend the Company's Declaration of Trust as necessary so that the terms of the Declaration of Trust will not conflict with any provisions of the post-closing covenant agreement, the Stock Purchase Agreement, or any other agreement contemplated thereby. These proposals will include, but not be limited to (i) a proposal to amend Section 8.1 of the Declaration of Trust to eliminate the classification of the Board into three classes and (ii) a proposal to amend the limitations set forth in Section 8.10 which restricts directors, officers or affiliates of a real estate company that competes for investments with the Company from serving as a trustee. The form and substance of each amendment proposed to shareholders will be determined by the board and reasonably acceptable to us. At the shareholders' meeting relating to the above-described proposals, we will vote all shares owned by us in favor of such proposals.

      In addition, the board will effect amendments to the by-laws of the Company as may be necessary to make the by-laws conform to the terms of the Covenant Agreement, the Stock Purchase Agreement and agreements which are annexed to the Stock Purchase Agreement. Each amendment adopted by the board will be in the form and substance proposed by the board, after our approval and the approval by a majority of the independent trustees.

            Corporate Governance Covenants. We will covenant with the Company that during the period from the date of the post-closing covenant agreement through the later of such time as (i) Michael L. Ashner is no longer serving as either Chairman or Chief Executive Officer of the Company and (ii) Mr. Ashner, the Purchaser or other affiliates of Mr. Ashner (the "Ashner affiliates") are no longer beneficial owners of at least 10% of the outstanding shares:

      o We will not propose, and will vote all of our shares against, any action which would impair the Company's status as a real estate investment trust unless a majority of independent trustees then in office determine that it would be in the Company's best interest to do so;

      o We will not take any affirmative action which would cause the shares to cease to be subject to the reporting requirements of the Exchange Act, except as approved by a majority of the independent trustees;

      o We will not take any action which would cause the shares to cease to be listed for trading on a major stock exchange, except as approved by a majority of the independent trustees;

      o So long as the Company has 300 or more shareholders, we will not take any affirmative action which would cause the Company to fail to comply with the corporate governance provisions applicable to a listed company including, in all cases, Section 303A of the New York Stock Exchange Listing Standards (whether or not such rule would otherwise apply to the Company) except as otherwise approved by a majority of independent trustees.

      o To the extent compliance with the previous two described corporate governance covenants would require an amendment to the Company's Declaration of Trust, the board will call and hold a meeting to approve the amendment and the Purchaser and all Ashner affiliates will vote all their shares in favor of such amendment.

      o We will not take any action to amend the provisions of Section 11.13 of the Company's Declaration of Trust, which requires all transactions between the Company and the Company's officers, trustees or advisor (or their affiliates) to be approved by a majority of the board, including a majority of the independent trustees;

      o The Purchaser, Mr. Ashner and all Ashner affiliates will vote all their shares in proportion to the votes cast by other shareholders at any meeting of shareholders with respect to any proposal by such persons or any trustee of the Company affiliated with such persons relating to a transaction in which the Purchaser, Mr. Ashner or any Ashner affiliate have an economic interest. This restriction will not apply, however, to (i) the proposals described under "Proxy Statement" above, (ii) the election to the board of up to two nominees designated by the Purchaser, (iii) any election of qualified independent directors and (iv) any transaction approved and recommended by a majority of the independent trustees, if a majority of the independent trustees has determined that the Purchaser, Mr. Ashner and any Ashner affiliate may vote their shares in such manner as the Purchaser, Mr. Ashner and any Ashner affiliate determines.

            Termination. We will have the right to terminate the post-closing covenant agreement at any time after the advisory agreement (described above) or the exclusivity services agreement (described below) is terminated or voided in whole or in material part without our prior consent.

      Exclusivity Services Agreement. The following is a summary of the material provisions of the exclusivity services agreement to be entered into between us and the Company. For more complete information, please refer to the full text of the exclusivity services agreement, a copy of which is attached to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 1, 2003. We encourage you to read the exclusivity services agreement in its entirety because it, and not this summary, is the legal document that governs the rights and obligations of the parties under the exclusivity services agreement.

      Pursuant to the exclusivity services agreement, Mr. Ashner will agree that any business opportunity related to real estate investments (other than as described below) offered to him during the time that he is serving either as an executive officer of the Company or as a member of the board will be offered to the Company. Neither Mr. Ashner nor his affiliates will be permitted to invest in a business opportunity that has been offered to the Company.

      None of the following are considered to be business opportunities for purposes of the exclusivity services agreement and Mr. Ashner is therefore permitted to participate in such transactions without regard to the terms of the exclusivity services agreement:

      o investments in equity securities of publicly traded real estate entities in an amount not to exceed 2% of the outstanding equity securities of such entity other than Atlantic Realty Trust in which Mr. Ashner will be permitted to own up to a 2.8% equity interest;

      o passive investments in real estate entities where the investment does not represent the greater of a 10% equity interest in the entity or $1,500,000; and

      o investments which relate to assets that are currently held by certain entities associated with Mr. Ashner that are set forth on a schedule to the exclusivity services agreement or investments in assets owned or controlled by such entities.

      Termination. Mr. Ashner will have the right to terminate the exclusivity services agreement from and after the date that the advisory agreement or the post-closing covenant agreement is terminated by the Company or voided, in whole or material part.

      Section 12. Purpose of the Offer; Plans For First Union

      We are seeking to acquire shares in the offer, and in the newly issued share purchase, for investment purposes. We anticipate owning as much as approximately 32.2% of the outstanding shares of the Company as a result of the offer and the newly issued share purchase. Following the offer and newly issued share purchase, our affiliate will be retained by the Company to provide management and advisory services to the Company and to manage the day to day operations of the Company and our manager, Michael L. Ashner, will become President and Chief Executive Officer of the Company. As the external advisor to the Company, our affiliate will manage the Company's operations in a manner intended to maximize the value of the common shares, including by seeking attractive investment opportunities for the Company. Other than limitations pertaining to maintenance by the Company of its status as a real estate investment trust, the Company is not limited to any particular type of investment. Instead, our affiliate, as external advisor to the Company, will seek investments that offer the opportunity for positive returns to the Company and that are appropriate for the Company given its then existing investment portfolio, availability of capital and other relevant criteria.

      Except as this Offer to Purchase sets forth, we have no present plans or proposals that would relate to or result in any extraordinary corporate transaction involving First Union (such as a merger, reorganization or liquidation), any purchase, sale or transfer of a material amount of assets of First Union, any change in the board of trustees or management of First Union, any material change in First Union's indebtedness, capitalization or dividend policy, any other material change in First Union's corporate structure or business, a class of securities of First Union being delisted from a national securities exchange or ceasing to be authorized to be quoted in an automated quotations system operated by a national securities association or a class of equity securities of First Union becoming eligible for termination of registration under Section 12(g) of the Exchange Act.

      Section 13. Conditions to the Offer

      Notwithstanding any other term of the offer, we shall not be required to accept for payment or to pay for any shares tendered unless all authorizations or approvals of, or expirations of waiting periods imposed by, any court, administrative agency or other governmental authority necessary for the consummation of the transactions contemplated by the offer shall have been obtained or occurred on or before the expiration date.

      We shall not be required to accept for payment any shares tendered and may, subject to the terms of the Stock Purchase Agreement, terminate or amend the offer if at any time on or after the date of the offer and prior to the expiration date, any of the following conditions exists:

            (a) there shall have been instituted and remain pending any litigation, suit, claim, action or proceeding brought by any Governmental Authority (as defined in the Stock Purchase Agreement) of competent jurisdiction over the Company (i) challenging or seeking to make illegal or otherwise directly or indirectly restrain or prohibit the offer or the newly issued share purchase, (ii) seeking to impose material limitations on our ability to exercise effectively full rights of ownership of any shares, including, without limitation, the right to vote any shares acquired or owned by us on all matters properly presented to the shareholders of the Company, or (iii) seeking to require divestiture by us of any shares;

            (b) there shall have been any judgment, order or injunction entered or issued by any Governmental Authority of competent jurisdiction that results in any of the consequences referred to in clauses (i), (ii) and (iii) of paragraph (a) above;

            (c) the board, or any committee thereof, shall have withdrawn or modified, in a manner adverse to us, its approval of the Stock Purchase Agreement, the newly issued share purchase or the Board Recommendation (as defined in the Stock Purchase Agreement), shall have recommended that shareholders not tender their shares in the offer, shall have approved or recommended any Acquisition Proposal (as defined in the Stock Purchase Agreement) or any other material acquisition of shares other than the offer or the newly issued share purchase or (ii) the board, or any committee thereof, shall have resolved to do any of the foregoing;

            (d) any representation or warranty of the Company in the Stock Purchase Agreement shall not be true and correct as if such representation or warranty was made as of such time on or after the date of the Stock Purchase Agreement, except as would not have a Material Adverse Effect (as defined in the Stock Purchase Agreement) or prevent or materially delay consummation of the Transactions (as defined in the Stock Purchase Agreement), or otherwise prevent the Company from performing its obligations under the Stock Purchase Agreement;

            (e) the Company shall have failed to perform any material obligation or to comply with any material agreement or covenant of the Company to be performed or complied with by it under the Stock Purchase Agreement;

            (f) the Stock Purchase Agreement shall have been terminated in accordance with its terms;

            (g) there shall have occurred a Material Adverse Effect;

            (h) we and the Company shall have agreed that we shall terminate the offer;

            (i) there shall have occurred any act of terrorism against the United States of America that shall have resulted in (i) the simultaneous closing of three or more domestic international airports for a period of at least 24 consecutive hours or (ii) the simultaneous closing of the three largest stock exchanges in the United States for a period of at least 6.5 consecutive trading hours; or

            (j) the application for the listing of the newly issued shares, as provided under the Stock Purchase Agreement, shall not have been approved, subject to notice of issuance of the newly issued shares.

      Section 14. Legal Matters

      General. Except as set forth in this Section 14, we are not aware of any filings, approvals or other actions by any domestic of foreign governmental or administrative agency that would be required prior to the acquisition of shares by us pursuant to the offer. Should any such approval other action be required, it is our present intention that such additional approval or action would be sought. While there is no present intent to delay the purchase of shares tendered pursuant to the offer pending receipt of any such additional approval or the taking of any such action, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to the Company's business, or that certain parts of the Company's business might not have to be disposed of or held separate or other substantial conditions complied with in order to obtain such approval or action, any of which could cause us to elect to terminate the offer without purchasing shares thereunder. Our obligation to purchase and pay for shares is subject to certain conditions, including conditions related to the legal matters discussed in this Section 14.

      Antitrust. We do not believe that the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, is applicable to the acquisition of shares pursuant to the offer.

      Margin Requirements. The shares are "margin securities" under the regulations of the Board of Governors of the Federal Reserve System and, accordingly, such regulations are applicable to the offer.

      State Takeover Laws. A number of states have adopted anti-takeover laws which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, security holders, principal executive offices or principal places of business therein. These laws are directed at the acquisition of corporations and not trusts. Accordingly, we do not believe that any anti-takeover laws apply to the transactions contemplated by the offer.

      Although we have not attempted to comply with any state anti-takeover statutes in connection with the offer, we reserve the right to challenge the validity or applicability of any state law allegedly applicable to the offer and nothing in this offer nor any action taken in connection herewith is intended as a waiver of such right. If any state anti-takeover statute is applicable to the offer, we might be unable to accept for payment or purchase shares tendered pursuant to the offer or be delayed in continuing or consummating the offer. In such case, we may not be obligated to accept for purchase or pay for any shares tendered.

      Section 15. Fees and Expenses

      We have retained National City Bank to act as depositary and MacKenzie Partners, Inc. to act as information agent in connection with the offer. We will pay the depositary and the information agent reasonably and customary compensation for their services in connection with the offer, plus reimbursement for out-of-pocket expenses, and will indemnify the depositary and the information agent against certain liabilities and expenses in connection therewith, including any liabilities under the federal securities laws. We will pay all costs and expenses of printing, publication and mailing of the offer.

      Section 16. Miscellaneous

      The offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares in any jurisdiction in which the making of the offer or the acceptance thereof would not comply with the laws of that jurisdiction. In any jurisdiction the securities, blue sky or other laws of which require the offer to be made by a licensed broker or dealer, the offer is being made on our behalf by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

      No person has been authorized to give any information or to make any representation on our behalf not contained herein or in the letter of transmittal and, if given or made, that information or representation must not be relied on as having been authorized.

      We have filed with the Securities and Exchange Commission a tender offer statement on Schedule TO, together with exhibits, furnishing additional information with respect to the offer, and may file amendments thereto. That schedule and any amendments thereto, including exhibits, should be available for inspection and copies should be obtainable in the manner described in Section 8 of this Offer to Purchase, except that this material will not be available at the regional offices of the Securities and Exchange Commission.


FUR INVESTORS, LLC

December 1, 2003

                                   SCHEDULE I

           CERTAIN INFORMATION REGARDING THE PURCHASER'S SOLE MANAGER

      Mr. Ashner, age 51, serves as the Chief Executive Officer of Winthrop Financial Associates and its affiliates, a position he has held since January 15, 1996. Since August 2002, Mr. Ashner has also served as the Chief Executive Officer and a Director of Shelbourne Properties I, II and III, three separate publicly traded real estate investment trusts, each of which is currently being liquidated under a plan of liquidation. Since January 1, 2002, Mr. Ashner has also served as the Chief Executive Officer of the general partner of The Newkirk Master Limited Partnership, a Delaware limited partnership that owns various properties and other real-estate related assets. Since 1981, Mr. Ashner has been Chairman of Exeter Capital Corporation, a firm that has organized and administered real estate limited partnerships. Since August 2001, Mr. Ashner has also served as Chief Executive Officer of AP-Fairfield GP, LLC, the general partner of Fairfield Inn By Marriott Limited Partnership, an entity that owns and operates 50 Fairfield Inns. He has also served since February 2001 as Chief Executive Officer of GFB-AS Manager Corp., the general partner of various entities that own and operate 21 senior assisted-living facilities. Mr. Ashner also currently serves on the Boards of Directors of the following publicly traded companies: Greate Bay Hotel and Casino Inc., a hotel and casino operator, and NBTY Inc., a manufacturer, marketer and retailer of nutritional supplements.

      Mr. Ashner is a United States citizen.

                                   SCHEDULE II

                          INDEPENDENT AUDITORS' REPORT

To the Member of FUR Investors, LLC

We have audited the accompanying balance sheet of FUR Investors, LLC (a development stage company) as of November 25, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of FUR Investors, LLC as of November 25, 2003, in conformity with accounting principles generally accepted in the United States of America.

November 25, 2003


                                                TAUBER & BALSER, P.C.

                               FUR INVESTORS, LLC
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                                NOVEMBER 25, 2003

                                     ASSETS

Cash                                                               $     25,000
                                                                   ============

                         LIABILITIES AND MEMBER'S EQUITY

Accounts payable                                                   $      7,350
                                                                   ------------

Member's capital                                                     25,000,000
Deficit accumulated during the development stage                         (7,350)
Subscription receivable                                             (24,975,000)
                                                                   ------------

                                                                         17,650
                                                                   ------------

     TOTAL LIABILITIES AND MEMBER'S EQUITY                         $     25,000
                                                                   ============

    See independent auditors' report and accompanying notes to the financial statement.

                               FUR INVESTORS, LLC
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENT
                                NOVEMBER 25, 2003

NOTE A - ORGANIZATION

FUR Investors, LLC (the "Company"), a limited liability company, was organized on July 7, 2003 under the laws of the State of Delaware to acquire a common stock investment in First Union Real Estate Equity and Mortgage Investments, a publicly-traded entity. As of November 25, 2003 the Company is still in the development stage as principal operations have not yet commenced.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial Statements

The Company prepares its balance sheet on an accrual basis in accordance with generally accepted accounting principles.

Income Taxes/Limited Liability Company

The Company is taxed as a partnership for federal income tax purposes and, thus, no liability for income taxes is reflected in the accompanying balance sheet since income taxes are assessed at the individual member level. As a limited liability company, each member's liability is limited to amounts reflected in their respective member accounts.

Use of Estimates

The timely preparation of the balance sheet requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

NOTE C - SUBSCRIPTION RECEIVABLE

The subscription receivable from the sole member of the Company is due on demand, accrues interest at the rate for demand loans as set forth in Internal Revenue Code Section 7872, and is unsecured.

NOTE D - ALLOCATION OF PROFITS AND LOSSES

Profits and losses of the Company are allocated 100% to its sole member.

                                    IMPORTANT

Any shareholder desiring to tender any or all of such shareholder's shares should, prior to December 29, 2003, either (i) mail, deliver or telecopy to National City Bank (the "depositary") at the address or facsimile number set forth below (a) a properly completed and duly executed Letter of Transmittal (a copy of which is enclosed with this Offer to Purchase, printed on cream paper), including any required signature guarantees, (b) the stock certificates representing the shares tendered and (c) any other documents required by the Letter of Transmittal, (ii) cause such shareholder's broker, dealer, commercial bank, trust company or custodian to tender applicable shares pursuant to the procedures for book-entry transfer or (iii) comply with the guaranteed delivery procedures.

                      Via U.S. Mail:        National City Bank
                                            Corporate Actions Processing Center
                                            P.O. Box 859208
                                            161 Bay State Drive
                                            Braintree, MA 02185-9208

              Via Overnight Courier:        National City Bank
                                            Corporate Actions Processing Center
                                            161 Bay State Drive
                                            Braintree, MA 02184

                           Via Hand:        c/o The Depository Trust Company
                                            Transfer Agent Drop Service
                                            55 Water Street
                                            Jeanette Park Entrance
                                            New York, NY 10041

                                                  or

                                            National City Bank
                                            Corporate Trust Operations
                                            3rd Floor--North Annex
                                            4100 West 150th Street
                                            Cleveland, OH 44135

                      Via Facsimile:        1-216-257-8508

Questions or requests for assistance or additional copies of this Offer to Purchase or the Letter of Transmittal may be directed to MacKenzie Partners, Inc. (the "Information Agent"), at the address or facsimile number set forth below.

                                     [LOGO]
                                    MACKENZIE
                                 PARTNERS, INC.

                                105 Madison Ave.
                            New York, New York 10016
                           proxy@mackenziepartners.com
                          (212) 929-5500 (call collect)
                                       or
                            Toll-Free (800) 322-2885